                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                           Mitel Networks Corporation
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                                (Name of Issuer)

                           Common Shares, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                       N/A
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                                 (CUSIP Number)

                                  Jose Medeiros
                      President and Chief Operating Officer
                            Wesley Clover Corporation
                                555 Legget Drive
                               Tower B, Suite 534
                         Kanata, Ontario, Canada K2K 2X3
                                 (613) 271-6305

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 With a Copy to:
                                 Susan J. Krembs
                          Osler, Hoskin & Harcourt LLP
                     1221 Avenue of the Americas, 26th Floor
                            New York, New York 10020
                                 (212) 867-5800

                               September 21, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.
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                                  SCHEDULE 13D

--------------
CUSIP No.  N/A
--------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Dr. Terence H. Matthews

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)                                              (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Canada

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                  7      SOLE VOTING POWER

                               40,951,733

     Number of    --------------------------------------------------------------
   Shares Bene-   8      SHARED VOTING POWER
icially Owned by
  Each Reporting               94,555,169
   Person With
                  --------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                               40,951,733

                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               94,555,169
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

       135,506,902

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       66.1%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------
CUSIP No.  N/A
--------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Wesley Clover Corporation

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)                                              (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                               - 0 -

     Number of    --------------------------------------------------------------
   Shares Bene-   8      SHARED VOTING POWER
icially Owned by
  Each Reporting               94,555,169
   Person With
                  --------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                               - 0 -

                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               94,555,169
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

       94,555,169

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       46.1%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------
CUSIP No.  N/A
--------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Celtic Tech Jet Limited

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (SEE INSTRUCTIONS)                                              (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Canada

--------------------------------------------------------------------------------
                  7      SOLE VOTING POWER

                               - 0 -

     Number of    --------------------------------------------------------------
   Shares Bene-   8      SHARED VOTING POWER
icially Owned by
  Each Reporting               4,555,169
   Person With
                  --------------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                               - 0 -

                  --------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                               4,555,169
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,555,169

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                  [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.2%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO

--------------------------------------------------------------------------------

This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed on behalf of Dr. Terence H. Matthews ("Dr. Matthews"), Wesley Clover Corporation ("Wesley Clover") and Celtic Tech Jet Limited ("Celtic" and, together with Dr. Matthews and Wesley Clover, the "Reporting Persons"), in connection with the acquisition of certain Warrants (defined below) exercisable for common shares, without par value (the "Common Shares") of Mitel Networks Corporation, a corporation existing under the laws of Canada (the "Issuer"). This Amendment No. 2 amends and supplements the initial statement on Schedule 13D, filed on July 14, 2005, by the Reporting Persons, as amended and supplemented by Amendment No 1 on Schedule 13D, filed on May 5, 2006 as follows.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended and restated as follows:

      The Reporting Persons are continuously evaluating the business and prospects of the Issuer, and their present and future interests in, and intentions with respect to, the Issuer.

      Although the Reporting Persons do not have any specific plan or proposal to acquire or dispose of any securities of the Issuer, the Reporting Persons may from time to time formulate other plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of the Issuer, or that relate to or would result in any of the events enumerated in Item 4 of Form Schedule 13D. Such plans or proposals will depend upon the Reporting Persons ongoing evaluation of their investment in the Issuer, prevailing market conditions, developments affecting the Issuer, other opportunities, liquidity requirements of the Reporting Persons, tax considerations and/or other considerations. Also, the Reporting Persons or their representatives may engage in communications with one or more directors, officers, representatives or shareholders of the Issuer and/or third party advisors or financing sources regarding the Issuer, including but not limited to, the Issuer's operations, plans or prospects. The Reporting Persons may acquire additional securities of the Issuer as they deem appropriate. Alternatively, the Reporting Persons may dispose of some or all of the securities of the Issuer in privately negotiated transactions or otherwise. The Reporting Persons may discuss ideas that, if effected may result in any of the events enumerated in Item 4 of Form Schedule 13D, including the acquisition by other persons of shares of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters enumerated in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5(c) is hereby supplemented as follows:

(c) Transactions in the Class of Securities Reported Effected during the Past 60 Days or Since the Most Recently Filed Schedule 13D, Whichever is Less, by the Persons Name in Response to Paragraph (a):

            On September 21, 2006, Wesley Clover acquired 15,000 warrants of the Issuer (the "Warrants") for an aggregate purchase price of US$15 million. Each Warrant entitles the holder to purchase Common Shares and, if the Warrants are exercised in connection with an initial public offering (as defined in the Warrant), additional Warrants. Each Warrant may only be exercised, and shall automatically be exercised, upon the occurrence of certain "Exercise Events (as defined in the Warrant), but in no event later than September 21, 2008. The number of securities of the Issuer obtainable upon exercise of each Warrant is not fixed and is based on the specific Exercise Event. A form of the Warrant is attached as Exhibit 1.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby supplemented as follows:

      See the response to Item 5(c) above.

      Pursuant to a letter agreement between Dr. Matthews and Mary Mills, dated February 6, 2004, Dr. Matthews granted to Mary Mills options to purchase 200,000 Common Shares and at a price of Cdn.$1.00 per Common Share. Such options expire on August 1, 2007 and relate to Common Shares owned, directly or indirectly, by Dr. Matthews.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented by adding the following exhibits:

      Warrant No. 2006-1, dated September 21, 2006 issued to Wesley Clover Corporation, is filed as Exhibit 1 hereto.

      Letter agreement, dated February 6, 2004, between Dr. Terence H. Matthews and Mary Mills, is filed as Exhibit 2 hereto.

      An Agreement for Joint Filing pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, is filed as Exhibit 3 hereto.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2006

                                   WESLEY CLOVER CORPORATION

                                   By: /s/ Jose Medeiros
                                       --------------------------------------
                                       Jose Medeiros
                                       President and Chief Operating Officer

                                   CELTIC TECH JET LIMITED

                                   By: /s/ Jose Medeiros
                                       --------------------------------------
                                       Jose Medeiros
                                       President


                                       /s/ Dr. Terence H. Matthews
                                       --------------------------------------
                                       Dr. Terence H. Matthews